

September 29, 2020

Frank Igwealor
Chief Executive Officer
Kid Castle Educational Corporation
370 Amapola Ave., Suite 200A
Torrance, California 90501

> **Re: Kid Castle Educational Corporation**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed September 14, 2020**
> **File No. 000-56174**

Dear Mr. Igwealor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Form 10 filed September 14, 2020

Investment Management, page 9

1. We note your response to prior comment 3. Your disclosure at the top of page 4 continues to state that you do not have an investment portfolio; however, you continue to refer to your portfolio throughout the registration statement. Please revise your registration statement to clarify whether you have a portfolio of investments, real-estate or otherwise, and ensure that your disclosure about the presence or absence of the portfolio (and your holdings, if any) is consistent.

Risk Factors, page 11

2. Please add a new risk factor, or revise an existing risk factor, to disclose the information contained in your supplemental response to prior comment 5, including your discussion of your limited knowledge about the circumstances surrounding the filing of the Form 15 in 2010.

Plan of Operations, page 32

3. Please revise Item 1.b at page 33 to disclose the amount needed to complete the acquisition of the two biopharmaceutical companies. In addition, please add disclosure about each business's operations, the current state of negotiations, and whether you may choose to acquire only one of the two companies if your financing is insufficient to fund both transactions.

4. We note your response to prior comment 9; however, your revisions do not appear to address the concerns raised in the prior comment. Specifically, despite disclosure elsewhere in the registration statement to the contrary, you continue to state on pages 6, 21, and 31 that you do not, and do not intend, to maintain an ownership interest in cannabis growing, marijuana dispensaries or production facilities and do not grow, process, own, handle, transport, or sell cannabis or marijuana. As an example of what appears to be inconsistent disclosure, we note your description at page 6 of the five target businesses and your disclosure that you will partner with manufacturing facilities, seek FDA approval for products, and attempt to standardize the industry.   Please revise the registration statement to reconcile.

Liquidity and Capital Resources, page 38

5. We note your response to prior comment 11, however, we do not see where you have revised your disclosure consistent with your response to state you got your capital back from the private company. Please advise or revise.

Financial Statements
Note 5. Mergers and Acquisition, page 66

6. We note your responses to prior comments 15 and 17. It is not evident from your disclosure how the transactions with Cannabinoid Biosciences, Inc. resulted in cash proceeds to you of approximately $190,000 as reflected on your Statement of Cash Flows for the year ended December 31, 2019. Please revise as necessary.

Exhibits

7. We note your response to prior comment 20 and re-issue the comment. Form 10 requires that various exhibits, including material agreements, must be filed as exhibits or properly incorporated. Please refer to Item 601 of Regulation S-K and file or properly incorporate by reference all required exhibits.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Patrick Kuhn at (202) 551-3308 or Donna Di Silvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mary Shea, Esq.